                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                                   Sonat Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    835415000
                                 --------------
                                 (CUSIP Number)



                                  Joseph Romano
                            1001 McKinney, Suite 1900
                              Houston, Texas 77002
                                 (713) 265-0265

--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                October 25, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 835415000


--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      Selim K. Zilkha, individually and as trustee of the Selim K. Zilkha Trust I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)     [ ]

                                                                     (b)     [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR  2(e)                                                    [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION


      United States of America
--------------------------------------------------------------------------------
           NUMBER OF            7    SOLE VOTING POWER
            SHARES                   -0-
         BENEFICIALLY           ------------------------------------------------
           OWNED BY             8    SHARED VOTING POWER
             EACH                    -0-
           REPORTING            ------------------------------------------------
            PERSON              9    SOLE DISPOSITIVE POWER
             WITH                    -0-
                                ------------------------------------------------
                                10   SHARED DISPOSITIVE POWER
                                     -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -0-
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      -0-
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT! SCHEDULE 13D



                              - Page 2 of 7 Pages -

                                  SCHEDULE 13D


CUSIP NO. 835415000


--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Selim K. Zilkha Trust

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)     [ ]

                                                                     (b)     [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR  2(e)                                                    [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION


      California
--------------------------------------------------------------------------------
           NUMBER OF            7    SOLE VOTING POWER
            SHARES                   -0-
         BENEFICIALLY           ------------------------------------------------
           OWNED BY             8    SHARED VOTING POWER
             EACH                    -0-
           REPORTING            ------------------------------------------------
            PERSON              9    SOLE DISPOSITIVE POWER
             WITH                    -0-
                                ------------------------------------------------
                                10   SHARED DISPOSITIVE POWER
                                     -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -0-
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      -0-
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      00, Trust
--------------------------------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT! SCHEDULE 13D

                              - Page 3 of 7 Pages -

                             INTRODUCTORY STATEMENT

          On October 25, 1999, Sonat Inc. (the "Company") was merged (the "Merger") with and into El Paso Energy Corporation ("El Paso") in accordance with the terms of the Second Amended and Restated Agreement and Plan of Merger, dated as of March 13, 1999, between the Company and El Paso (the "Second Amended Merger Agreement"). As a result of the Merger, all of the shares of the Company's common stock, par value $1.00 per share ("Company Common Stock"), owned by Selim K. Zilkha and the Selim K. Zilkha Trust (together, the "Reporting Persons") were converted into the right to receive an equivalent number of shares of common stock, par value $3.00 per share, of El Paso ("El Paso Common Stock"). This Amendment No. 1 is being filed to report the effect of the Merger and the fact that the Reporting Persons now own no shares of Company Common Stock.

          Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on this Schedule 13D, including information with respect to the persons other than the Reporting Persons.

ITEM 2. IDENTITY AND BACKGROUND

          The information required to be filed in response to paragraphs (a),
(b) and (c) of Item 2 with respect to the Reporting Persons is hereby amended and restated as set forth on Schedule I.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Item 3 is hereby supplemented as follows:

          The shares of Company Common Stock owned by the Reporting Persons at the time of the Merger were converted into the right receive an equivalent number of shares of El Paso Common Stock as a result of the Merger. In addition, Selim K. Zilkha was appointed as a director of El Paso and was granted options to purchase 3,000 shares of El Paso Common Stock in connection with such appointment.

ITEM 4. PURPOSE OF TRANSACTION

          Item 4 is hereby supplemented to include the following:

          On April 30, 1999, Sonat and El Paso entered into the Second Amended Merger Agreement, which amended and restated in its entirety the Agreement and Plan of Merger, dated as of March 13, 1999, between Sonat and El Paso (as previously amended and restated by the First Amended and Restated Agreement and Plan of Merger, the "Merger Agreement"). The Second Amended and Restated Merger Agreement amended the Merger Agreement to provide that the board of directors of El Paso would be comprised of 12 members, instead of 15 members, with El Paso designating seven members to serve on the board after the Merger and Sonat designating five members to serve on the board after the Merger.

          The foregoing description of the Second Amended Merger Agreement is qualified in its entirety by reference to the Second Amended Merger Agreement, a copy of which is filed as an exhibit hereto and is incorporated herein by reference.

          At special meetings of El Paso's and the Company's respective stockholders on June 10, 1999, the stockholders of both companies voted to approve and adopt the Second Amended Merger Agreement. On October

                              - Page 4 of 7 Pages -

22, 1999, the Federal Trade Commission formally approved the Merger, contingent upon El Paso's commitment to divest certain assets following the Merger pursuant to the terms of a consent agreement entered into with the Federal Trade Commission.

          On October 25, 1999, the effective time of the Merger, the shares of Company Common Stock owned by the Reporting Persons were converted into the right to receive an equivalent number of shares of El Paso Common Stock. In connection with the Merger and in accordance with the terms of the Second Amended Merger Agreement, Selim K. Zilkha was appointed to El Paso's board of directors. El Paso will be obligated to comply with the obligations of the Company contained in the Registration Rights Agreement as if El Paso were the Company, thus giving the Reporting Persons the right, under certain circumstances, to cause El Paso to register the Reporting Persons' sales, if any, of El Paso Common Stock under the Securities Act of 1933, as amended. The Registration Rights Agreement is filed as Exhibit C to Amendment No. 1 to
Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 3, 1998 (File No. 005-35867) with respect to their ownership of Company Common Stock and is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

          Item 5 is hereby amended and restated only with respect to the Reporting Persons' interests in securities of the Company as follows:

          (a) As of the date of this Amendment No. 1 to Schedule 13D, the Reporting Persons do not beneficially own any shares of Company Common Stock.

          (b) The number of shares of Company Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth on the cover page of this Amendment No. 1 to Schedule 13D, and such information is incorporated herein by reference.

          (c) Not applicable.

          (d) Not applicable.

          (e) The Reporting Persons ceased to be the owners of more than five percent of the outstanding shares of Company Common Stock on October 25,1999.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

              The following are filed herewith as exhibits to this Amendment No. 1 to Schedule 13D:

              A. Second Amended and Restated Agreement and Plan of Merger, dated as of March 13, 1999, by and between El Paso Energy Corporation and Sonat Inc. (incorporated by reference to El Paso's Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-75781), filed with the Securities and Exchange Commission on April 30, 1999).


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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 28, 1999

                                             /s/ SELIM K. ZILKHA
                                             -----------------------------------
                                             Selim K. Zilkha

                                             /s/ SELIM K. ZILKHA
                                             -----------------------------------
                                             Selim K. Zilkha, Trustee of the
                                             Selim K. Zilkha Trust



                              - Page 6 of 7 Pages -

                                   SCHEDULE I



NAME                                    BUSINESS ADDRESS                        OCCUPATION
----                                    ----------------                        ----------

Selim K. Zilkha                         1001 McKinney, Suite 1900               Investor
                                        Houston, Texas 77002

Selim K. Zilkha Trust                   1001 McKinney, Suite 1900               N/A
                                        Houston, Texas 77002


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